April 2, 2010

The Acadia Mutual Funds

One Penn Plaza, 36th Floor

New York, New York 10119

Re:

Subscription for the Purchase of Shares of Beneficial Interest of

The Acadia Principal Conservation Fund

Dear Sirs:

The undersigned hereby subscribes to purchase 10,000 shares of beneficial interest of the Acadia Principal Conservation Fund, at a price of $10.00 per share, and agrees to pay therefore upon demand in cash the amount of $100,000.  The undersigned represents that such shares have been purchased for investment and not with a view to reselling or otherwise redistributing the same.

                                       Very truly yours,

                                       Eric D. Jacobs

                                       By:    /s/ Eric D. Jacobs